Mail Stop 3561

March 5, 2009

Richard Damion
Chief Executive Officer
International Food Product Group, Inc.
620 Newport Ctr. Drive Suite 570
Newport Beach, CA 92660

> **Re:** **International Food Product Group, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 10, 2009**
> **Revised Preliminary Information Statement on Schedule 14C**
> **Filed February 26, 2009**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2008**
> **Filed February 23, 2009**
> **File No. 0-33251**

Dear Mr. Damion:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Information Statement on Revised Schedule 14C filed February 26, 2009</u>

<u>Amendment No. 2: To Increase Authorized Capital to 1.8 Billion Shares, page 3</u>

1. On page 5, you indicate that the shares issued to Messrs. Damion and George were valued at $0.025 per share. We presume you mean to refer to $0.0025, considering the total dollar amounts you disclose are consistent with this per share amount. Also, on page 7 you refer to the number of outstanding shares as 498,718,501 shares and 498,781,501 shares. We presume the latter amount is a typographical error. Please revise and ensure that you have made consistent revisions throughout the information statement.

2. Please provide us, with a view toward disclosure in the information statement, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the issuance of the Convertible Unsecured Promissory Notes that you have made or may be required to make to any holder of such securities, any affiliate of a such holder, or any person with whom any holder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

    Further, please provide us, with a view toward disclosure in the information statement, with disclosure of the net proceeds to you from the sale of the convertible notes and the total possible payments to all holders of convertible notes and any of their affiliates in the first year following the sale of the convertible notes.

3. Please provide us, with a view toward disclosure in the information statement, with tabular disclosure of:

    *   the total possible profit the holders of the convertible notes could realize as a result of the conversion for the common stock underlying the convertible notes, presented in a table with the following information disclosed separately:

        ▪ the market price per share of the common stock underlying the convertible notes on the date of the sale of the convertible notes;

        ▪ the conversion price(s) per share of the underlying common stock on the date of the sale of the convertible notes, calculated as follows:

Richard Damion
International Food Product Group, Inc.
March 5, 2009
Page 3

- o if a conversion price per share is set at a fixed price, use the price per share established in the stock purchase agreement, exchange agreement, or note, as applicable; and

- o if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying common stock, use the conversion discount rate and the market rate per share on the date of the sale of the convertible security and determine the conversion price per share as of that date;

- the total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the terms of the notes);

- the combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;

- the total possible shares the holders of the convertible notes may receive and the combined conversion price of the total number of shares underlying the convertible notes calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the holders of the convertible notes may receive; and

- the total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

If there are terms of the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate.

4. Please provide us, with a view toward disclosure in the information statement, with tabular disclosure of:

- the gross proceeds paid or payable to the issuer in the convertible note transactions;

- all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment two;

Richard Damion
International Food Product Group, Inc.
March 5, 2009
Page 4

- the resulting net proceeds to the issuer; and

- the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes that are disclosed in response to comment three.

Further, please provide us, with a view toward disclosure in the information statement, with disclosure – as a percentage – of the total amount of all possible payments (as disclosed in comment two) and the total possible discount to the market price of the shares underlying the convertible notes (as disclosed in comment three) divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the respective terms of the convertible notes.

Decision to Proceed by Shareholder Written Consent and Schedule 14C, page 6

5. Please advise us as to how you obtained shareholder approval, with a view towards explaining how you solicited the requisite consents and, considering it does not appear that you have filed a Schedule 14A with respect to your solicitation of these consents, why not. Specifically, tell us who these shareholders are and how many shares they hold.

6. Please also revise your disclosure to disclose that increasing the number of common stock shares could have the effect of delaying or preventing a change of control of you or management. Refer to SEC Release 34-15230.

Description of Capital Stock, page 7

7. You indicate that "upon conversion of all convertible securities of the Company outstanding today and the issuance of common shares authorized for issuance as set out above, there will be less securities available for issuance." Please quantify the amount of shares that will be available for issuance assuming conversion of all convertible securities and the issuance of shares in the private placements discussed in the information statement. Also, in an appropriate place in the information statement, please also discuss how you determined that 1,800,000,000 shares is an appropriate threshold to increase your authorized shares for issuance.

Security Ownership of Certain Beneficial Owners and Management, page 8

8. Please clarify the disclosure in footnote 1 to the table to indicate whether it includes shares each person has the right to acquire within 60 days. See Item 403 of Regulation S-K.

9. Please add a footnote to the table explaining the manner in which you arrived at the amount of shares held by Mr. George, considering he has a certain number of shares that are issuable to him upon amendment to the Articles of Incorporation. We note the similar footnote disclosure you have provided for Messrs. Damion and Lutton.

Form 10-Q for the Fiscal Quarter Ended December 31, 2008

Cover Page

10. Please revise the cover page to reflect that this report is for the fiscal quarter ended December 31, 2008 rather than 2009.

Evaluation of Disclosure Controls and Procedures, page 17

11. We note your disclosure that your disclosure controls and procedures "are designed to be effective in providing reasonable assurance that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the "SEC"), and that such information is accumulated and communicated to our management to allow timely decisions regarding required disclosure." Please revise to clarify, if true, that your officers concluded that your disclosure controls and procedures were effective at that reasonable assurance level.

12. We note that you state that management concluded that your disclosure controls and procedures were effective as of September 30, 2008. However, the conclusion should have been as of fiscal quarter ended December 31, 2008. Please revise your disclosure to state your conclusion as of December 31, 2008.

Evaluation of and Report on Internal Control over Financial Reporting, page 18

13. We note that you have provided your officer's determination as to the effectiveness of your internal controls over financial reporting, even though Form 10-Q does not require the disclosure of this information. To the extent you determine to continue to include this disclosure, please revise it to reflect your conclusion as of December 31, 2008, instead of September 30, 2008, consistent with comment 12 above.

Exhibit 31.1

14. We note that you have filed this certification within the text of your Form 10-Q and as a separate exhibit to your Form 10-Q. Please provide the certification in the latter form only. Also, considering Mr. Damion is the sole officer certifying as to your Form 10-Q, you may revise paragraph 4 of the certification to remove

the reference to "other certifying officer" so that it is clear that Mr. Damion is certifying in the capacities of principal executive officer and principal financial officer. Refer to Question 10 of the FAQs on Sarbanes–Oxley Act of 2002 located at our web-site under the Division's Compliance and Disclosure Interpretations.

******

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott M. Anderegg, Staff Attorney, at (202) 551-3342 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Donald Davis, Esq.